Exhibit 19

FARMERS AND MERCHANTS BANCSHARES, INC.

INSIDER TRADING POLICY

Trading in the Company’s Securities

Farmers and Merchants Bancshares, Inc., a Maryland Corporation (the “Company”) has adopted this Insider Trading Policy (this “Policy”) regarding trading by its personnel in the Company’s securities. This Policy applies to all members of the Board of Directors, officers, and employees of the Company and its subsidiaries.

The Need for a Policy

This Policy has been developed:

●	To educate all of the Company’s personnel;
●	To set forth guidelines for courses of action relating to transactions in the Company’s securities;
●	To protect the Company and its personnel against legal liability; and
●	To protect and preserve the Company’s reputation and those of its personnel for integrity and ethical conduct.

Because the Company has a class of equity securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is considered a “publicly-traded company” and transactions in the Company’s securities are subject to the various federal securities laws and related regulations adopted by the U.S. Securities and Exchange Commission (the “SEC”). These laws and regulations make it illegal for an individual to buy or sell securities of the Company while he or she is aware of material non-public information regarding the Company, commonly referred to as “inside information”. This type of trading activity is commonly referred to as “insider trading”. The SEC takes insider trading very seriously and devotes significant resources to uncovering such activity and to prosecuting offenders. Liability may extend to not only the individuals who trade on “inside information” but also to their “tippees” (i.e., people with whom such individuals share inside information and who trade on that information). The Company and its controlling persons may also be liable for violations of insider trading laws by the Company’s employees.

In addition to responding to the statutes and regulations, we are adopting this policy to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company (not just so-called “insiders”).

The Consequences

The consequences of insider trading violations can be severe:

For individuals who trade on inside information (or tip information to others):

●	A civil penalty of up to three times the profit gained or loss avoided;
●	A criminal fine (no matter how small the profit) of up to $5.0 million; and
●	A jail term of up to 20 years.

These penalties can apply even if the individual is not a member of the Board of Directors or an officer of the Company. Moreover, if an employee violates this Policy or the Company’s policies and procedures relating to securities trades, then such employee will be subject to sanctions by the Company, including dismissal for cause.

The SEC offers bounties to persons who provide information leading to the imposition of a civil penalty for insider trading.

A publicly-held company and its controlling persons that fail to take appropriate steps to prevent insider trading can be subject to a civil penalty equal to the greater of $1.0 million or three times the profit gained or loss avoided as a result of the employee’s violation.

Any of the above consequences, even an SEC investigation that does not result in a civil or criminal proceeding, can tarnish one’s reputation and irreparably damage a career.

Our Policy

It is the Company’s policy that if any member of the Company’s Board of Directors, any officer of the Company, or any employee of the Company is aware of material non-public information relating to the Company, then neither that individual nor any related persons may buy or sell securities of the Company or engage in any other action to take advantage of, or pass on to others, that information.

This Policy also applies with equal force to material non-public information relating to the securities of any other company, including our customers or suppliers, obtained by a member of the Board of Directors, an officer or an employee of the Company in connection with his or her service to or employment with the Company.

Transactions that you believe are necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

Material Non-Public Information

Material non-public information is any information that is not generally known to the general investing public and that, if known by the investing public, would likely affect either the market price of the Company’s securities or a person’s decision to buy, sell or hold the Company’s securities.

Common examples of information that will frequently be regarded as material are:

●	Projections of future growth;
●	Earnings or losses;
●	News of a pending or proposed merger, acquisition or tender offer;
●	An important financing or other transaction;
●	The proposed offering of additional securities;

●	Changes in management;
●	Financial/liquidity problems; and
●	Internal financial information that departs from what the market would expect or what the Company has previously disclosed to the public.

Both positive and negative information can be material. We emphasize that the foregoing list is merely illustrative.

Twenty-Twenty Hindsight

Remember that if your securities transactions become the subject of scrutiny, then they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction in the Company’s securities, you should carefully consider how the SEC and others might view your transaction in hindsight.

Transactions by Family Members

This Policy also applies to members of your “immediate family”, which term includes any person who resides with you whether or not related by blood or marriage. Insiders are expected to be responsible for compliance with this Policy by members of their immediate families. This means that, to the extent members of your immediate family intend to trade in the Company’s securities, they are expected to comply with regularly-scheduled and other black-out periods applicable to the Company’s personnel. SEC regulations specifically provide that any material non-public information about the Company communicated to a member of your immediate family is considered to have been communicated under a duty of trust or confidence. Thus, any trading in the Company’s securities by such family members while they are in possession of material non-public information may violate insider trading laws and regulations.

Tipping Information to Others

Whether the information is proprietary information about the Company or information that could have an impact on our stock price, the Company’s personnel must not pass the information on to others. The above penalties apply regardless of whether you derive any monetary benefit from another person’s actions. Inside information is often inadvertently disclosed or overheard in casual, social conversations. Care must be taken to avoid such disclosures.

When Information is Public

Because the Company’s stockholders and the investing public should be afforded time to receive information and to act upon it, you should not, as a general rule, engage in any transactions until at least the beginning of the second (2nd) business day after the information has been released to the general investing public. Thus, if an announcement were to be made on a Monday, then the following Wednesday would generally be the earliest day on which you should trade in the Company’s securities. If an announcement were to be made on a Friday, then the following Tuesday would generally be the earliest day on which you should trade in the Company’s securities. However, if the released information is complex, then it might be necessary to allow additional time for the information to be absorbed by investors. In such circumstances, you will be notified by the Company’s Chief Executive Officer or Chief Financial Officer, who will act as our “Policy Administrator”, regarding a suitable waiting period before trading.

Prevention of Insider Trading by Others

If you become aware of a potential insider trading violation, then you must immediately advise our Policy Administrator. You should also take steps, where appropriate, to prevent persons under your supervision and/or control from using inside information for trading purposes. Moreover, sanctions imposed by the Company, including dismissal for cause, could result if an officer or employee fails to comply with this Policy.

Confidentiality

The unauthorized disclosure of material non-public information about the Company could cause serious problems for the Company, including by exposing it to legal liability to third parties. The members of the Board of Directors and all other personnel should not discuss internal matters or developments with anyone outside of the Company, except as required to perform their duties to the Company and consistent with applicable law.

This confidentiality requirement applies specifically (but not exclusively) to inquiries about the Company that might be made by the media, investment analysts or others in the investing community. It is important that any disclosures relating to material non-public information on behalf of the Company be made through an appropriately designated officer under carefully controlled circumstances. If you receive any inquiries of this nature, then you should decline comment and refer the inquirer to the CEO or the CFO unless the Company has expressly authorized you to make a disclosure upon receiving such a request.

Additional Prohibited Transactions

Because we believe it is generally improper and inappropriate for the Company’s personnel to engage in short-term or speculative transactions involving the Company’s securities, it is our policy that members of the Board of Directors, officers, employees and members of their immediate families should not engage in any of the following activities with respect to the Company’s securities:

●	Trading in the Company’s securities on a short-term basis. Any shares of Company’s common stock purchased in the open market should be held for a minimum of six months and ideally longer.
●	Short sales of the Company’s securities.
●	Use of the Company’s securities to secure a margin or other loan, except in limited cases with the prior written approval of the Policy Administrator.

Trading Procedures Applying to all Company Personnel

While it is never permissible to trade based on material non-public information, we are implementing the following procedures to help prevent inadvertent violations and avoid even the appearance of an improper transaction (which could result, for example, when an employee engages in a trade while unaware of a pending major development).

Prohibited Periods for Trading

All members of the Board of Directors, officers at the senior vice president level and above, and members of their immediate families are prohibited from trading in any securities of the Company during the following periods:

●

Prior to the public announcement of material non-public information and until the beginning of the second business day after the day the Company has made a public announcement of such material information, including earnings releases (if the information released is complex or not disclosed in a press release, it may be necessary to extend this period, in which case the Policy Administrator will notify you of the waiting period); and

●

The Company may from time to time require all Company personnel or selected Company personnel with access to material non-public information to refrain from trading during other specified periods when significant developments or announcements are anticipated.

You will be notified by e-mail or electronic bulletin board when you may not trade in the Company’s securities as a result of the existence of material non-public information or during periods when significant developments or announcements are anticipated. Of course, even during periods when trading is permitted, no one should trade in the Company’s securities if he or she possesses material non-public information.

Special Procedures Applying to Members of the Board of Directors and Senior Management

Members of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer (“CFO”), the Chief Operations Officer, the Executive Assistant to the President, and anyone designated by the President are prohibited from trading in the Company’s securities during the following periods:

●

The periods from 14 days prior to the close of a fiscal quarter until the beginning of the second business day after the release of the Company’s financial results for that quarter (and, in the case of the fourth quarter, for the completed year); and

●	Any other periods as determined by the Company.

Pre-Clearance of Trades by Directors and Officers

It is advisable that all transactions in the Company’s securities (acquisitions, dispositions, transfers, etc.), including the execution of trading plans, by members of the Board of Directors and Senior Management should be pre-cleared in advance by the Policy Administrator. Please note that such pre-clearance does not provide the director or officer with immunity from investigation or suit. It is your responsibility to ensure that your transactions comply with applicable federal securities laws and regulations.

Required SEC Notification of Trades

Members of the Board of Directors and Executive Officers are required to report all trades (purchase, sale, gift received, and gift given) to the SEC within two business days of the initiation of the trade. It is the responsibility of each Director and Executive Officer to meet this reporting requirement. However, the CFO will file the appropriate SEC form on behalf of the Director or Executive Officer making the trade if the Director or Executive Officer provides the CFO with the information necessary to file such report within such two day deadline. SEC rules require the Company to disclose late filings in its annual proxy statement.

Exception for Trading Plans

Notwithstanding the restrictions and prohibitions on trading in the Company’s securities as set forth in this Policy, persons subject to this Policy are permitted to effect transactions in the Company’s securities, including transactions during the prohibited periods discussed in this Policy, that comply with the safe harbor provided by Rule 10b5-1 promulgated under the Exchange Act. Rule 10b5-1 requires that these transactions be effected pursuant to a binding contract, instruction or written trading plan that was established and not terminated or altered while the person was not in possession of material non-public information and that meets certain conditions (a “Trading Plan”). In addition, Rule 10b5-1 imposes certain waiting periods before the first transaction may be effected under a Trading Plan. Finally, the Company is required to make certain disclosures in its SEC reports regarding Trading Plans adopted by Directors and Officers. Accordingly, any member of the Board of Directors, officer, employee or a member of their immediate families seeking to establish a Trading Plan must contact the Policy Administrator before adopting that Trading Plan.

Assistance from the Company

Any person who has any questions about a specific transaction(s) or this Policy in general may obtain additional guidance from the Policy Administrator. Remember, however, that the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment.